

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

March 11, 2010

David Dreslin
President
Gulf Shores Investments, Inc.
7985 113th Street, Suite 220
Seminole, FL 33772

> **Re: Gulf Shores Investments, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 17, 2010**
> **File No. 333-162177**

Dear Mr. Dreslin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our letter.

General

1. We have reviewed your response to comment 2 in our letter dated December 7, 2009 and we continue to believe that your registration statement should be filed on Form S-11. The company on page 11 states that it intends to acquire and lease real estate and, if the real estate market improves, it may look for opportunities to sell the properties. Thus, the company is acquiring and holding real estate for investment. See General Instruction A to Form S-11. Please revise accordingly.

2. We note that under the "contact us" page of your website, www.gulfshoresinvestments.com, you have photographs of real estate properties. Your disclosure in your prospectus indicates that you do not own any real estate properties at this time. Therefore, please include a disclaimer on your website that states that you do not own an interest in the properties pictured on your website or advise.

3. We note that the company conducted a private placement after the registration statement was filed. Please advise us how the investors in the private placement were solicited – whether by the registration statement or through some other means that was not a general solicitation. Please refer to Securities Act Release No. 33-8828 for guidance.

4. We note that the board of directors approved a three-for-one forward stock split on January 5, 2010. Please discuss the purpose of this forward stock split in the prospectus.

5. We note your revised disclosure on pages 10 and 27 that the private placement closed in December 2009 rather than in August 2009. Please advise us as to why you changed the closing date of the private placement. Also note that in order to register the shares that were privately placed after the registration statement was filed, such offering would have to be a second private placement. Please refer to Compliance and Disclosure Interpretation 139.27, Securities Act Section. Thus, from your current disclosure, it does not appear that the private placement was completed at the time of filing the registration statement. Please advise.

Summary of Consolidated Financial Information, page 5

6. We note the column of information from inception through December 31, 2009 is labeled "audited." To the extent you choose to label this information as audited, please include the audit opinion and related consent. Otherwise, please revise to remove the "audited" label.

Risk Factors, page 6

7. We note that you currently do not own any real estate properties. Please include a risk factor that addresses this risk.

"We have limited operating history . . . ," page 6

8. We note your response to comment 4 in our letter dated December 7, 2009. Please revise this risk factor to discuss how the risk of your limited operating history affects your specific business, which is the management and ownership of real estate properties.

Item 7. Selling Security Holders, page 10

9. Please revise the table itself to include shares owned by a spouse or minor child as being beneficially owned by the shareholder. For example, with respect to the row associated with Donna Dreslin, please disclose that she owns 60,003,000 shares and in an accompanying footnote, disclose that she is deemed the beneficial owner of the 60,000,000 shares owned by her husband, Mr. Dreslin. Please make similar revisions to your beneficial ownership table on page 24.

Description of Business, page 15

10. We note your response to comment 5 in our letter dated December 7, 2009. Please include similar disclosure about Mr. Dreslin's experience with real estate in your Description of Business section.

Current Operations, page 17

11. Please explain to us Mr. Matta's specific real estate experience, particularly his involvement in over $500 million in real estate developments.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 20

b. Expense management, page 20

12. We note your response to comment 10 in our letter dated December 7, 2009 that you have not entered into any written or oral agreements with any shareholders to provide a loan. Please include this disclosure in the prospectus and, in light of this response, please provide a reasonable basis for your statement on page 20 that, "[t]he Company will be funded by shareholder loans until the Company can secure additional financing." Also explain how you will be able to fund your operating expenses until you can secure additional financing.

c. Achieving positive cash flow, page 20

13. Please explain why you believe that you will achieve positive cash flow within 180 days from this registration statement. We note that this is a resale registration statement and the company will not receive proceeds from this offering.

d. Creating strategic alliance relationships, page 21

14. We note your disclosure that you will begin launching a marketing campaign in the fourth quarter of 2009. Please update this disclosure to indicate if you have begun this campaign and how it was financed.

Directors, Executive Officers, Promoters and Control persons, page 22

15. Please explain in clear, precise language the term, "REO properties."

Financial Statements and Notes

June 30, 2009

Statement of Operations, page F-2

16. Please clarify your basis for not reflecting the three-for-one stock split in your per share computations for the period from inception through June 30, 2009. Reference is made to paragraph 260.10.55-12 of the FASB Accounting Standards Codification.

December 31, 2009

17. Please label the financial statements for the period ended December 31, 2009 as "unaudited."

Note 1 – Summary of Significant Accounting Policies

18. Please provide an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Reference is made to Instruction 2 of Rule 8-03 of Regulation S-X.

Part II. Information Not Required In The Prospectus, page 27

Item 15. Recent Sales of Unregistered Securities, page 27

19. We note that you completed a private placement of stock in December 2009 upon reliance of Rule 506 of Regulation D. Please explain why you did not file a Form D with respect to this issuance.

Item 16. Exhibits and Financial Statement Schedules, page 29

20. We note your response to comment 13 in our letter dated December 7, 2009 and we reissue it. It appears that your registration statement should be filed on Form S-11. Thus, please file a tax opinion with your next amendment as required under Item 601(b)(8) of Regulation S-K.

*   *   *   *   *

     As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Cicely Lamothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gregg E. Jaclin, Esq.
        Gary Eaton, Esq.
        Anslow and Jaclin, LLP
        Via Facsimile: (732) 577-1188